AMAZING ENERGY OIL AND GAS, CO.
701 S Taylor Street
Suite 470, LB 113
Amarillo, Texas  79101
(855) 448-1922

August 5, 2015

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Amazing Energy Oil and Gas, Co. Forms 10-Q for Quarters ended January 31, 2015 and April 30, 2015 Filed March 17, 2015 and June 15, 2015
SEC File No. 0-52392

Dear Ms. Jenkins:

Amazing Energy Oil and Gas, Co. (the "company") acknowledges that:

*	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and,

*	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMAZING ENERGY OIL AND GAS, CO.

BY:	JED MIESNER
Jed Miesner, President

cc: Conrad C. Lysiak